
信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/SC-2004/CS-1139

21 October, 2004

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang



Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb



05005094

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the joint press announcement on proposed issue of Convertible Bonds due 30 November 2009 published in the South China Morning Post on 21 October, 2004.

For your information, the said announcement is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Eric Ip Sai Kwong
Company Secretary

dlw 1/12

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

香港九龍尖沙咀梳士巴利道尖沙咀中心11至12樓 11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong
電話Tel: (852) 2721 8388 圖文傳真Fax: (852) 2723 5901 網址Website: www.sino-land.com

... are summarised as follows:

Issuer	Getsmart Finance Limited
Guarantor	Sino Land
Manager	J.P. Morgan Securities Ltd.
Principal Amount	HK$2.0 billion, or up to HK$2.5 billion if the Option is exercised in full
Maturity Date	5 years after the date on which the Bonds are issued.
Issue price	100 per cent. of the principal amount of the Bonds.
Interest	The Bonds will bear interest from (and including) the Closing Date at 1.625 per cent. per annum on the principal amount of each Bond, payable semi-annually in arrear up to and excluding the Maturity Date.
Conversion rights	Bondholders have the right at any time on and after 30 December 2004 up to the close of business on 30 October 2009 to convert the Bonds into Shares. The number of Shares issued on conversion will be determined by dividing the principal amount of the Bond to be converted by the Conversion Price in effect on the date of conversion.
Conversion price	The initial conversion price at which a Share will be issued on conversion will be HK$9.225 per Share. The conversion price will be subject to adjustment as provided in the Terms and Conditions.
Redemption at maturity	Unless previously redeemed, converted or purchased and cancelled in the circumstances referred to in the Terms and Conditions, the Bonds will be redeemed at their principal amount, plus accrued interest, on the Maturity Date.
Redemption at the option of the Issuer	The Issuer may, on or at any time prior to the Maturity Date, redeem the Bonds in whole but not in part at their principal amount plus interest accrued to the date of redemption if at least 90 per cent. in principal amount of the Bonds has already been redeemed, converted or purchased and cancelled.
Forced Conversion at the option of the Issuer	On or at any time after 30 November 2007 but not less than seven business days prior to the Maturity Date, the Issuer may force conversion of the Bonds, provided that no such conversion may be made unless the closing price of the Shares for each of the 15 consecutive trading days ending on a date which is no more than 3 business days immediately prior to the date upon which notice of such conversion is given, was at least 130 per cent. of the applicable conversion price then in effect.
Redemption at the option of the Bondholders	The Bonds may be redeemed by the Issuer on 30 November 2007 in whole or in part, at the option of the Bondholders at their principal amount plus interest accrued to the date of redemption subject to the delivery of a written notice in accordance with the Terms and Conditions.
Redemption for Taxation Reasons	The Issuer may redeem all, and not some only of the Bonds at their principal amount together with accrued interest in the event of changes in, or amendment to, the laws or regulations regarding taxation of the British Virgin Islands or Hong Kong or any political subdivision or any authority thereof or therein having power to tax or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 19 October 2004.
Redemption for Delisting or Change of Control	Each Bondholder shall have the right, at such Bondholder's option, to require the Issuer to redeem all but not some only of such Bondholder's Bonds at their principal amount together with accrued interest upon (i) the Shares ceasing to be listed or admitted to trading on the Stock Exchange or, if applicable, the alternative stock exchange; or (ii) the occurrence of a Change of Control with respect to Sino Land.
Form	The Bonds will be in registered form only and in denominations of HK$10,000 each. The Bonds will be represented by a single global certificate in registered form without coupons attached which will be deposited on or about the Closing Date with a common depositary for Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme.
Guarantee	The due payment of all sums expressed to be payable by the Issuer under the Trust Deed and the Bonds will be unconditionally and irrevocably guaranteed by Sino Land.
Status	The Bonds will constitute direct, senior, unsubordinated, unconditional and unsecured obligations of the Issuer which are subject to the negative pledge described below and will rank at all times pari passu and without any preference or priority among themselves. The payment obligations of the Issuer in respect of the Bonds and Sino Land under the Guarantee (as defined above), respectively, shall, save for such exemption as may be provided by applicable legislation and subject to the negative pledge described below, rank at all times at least equally with all its other respective present and future direct, senior, unsubordinated, unconditional and unsecured obligations.
Negative pledge	The Issuer and Sino Land will each give a negative pledge in relation to its (and Sino Land's subsidiaries, as defined in the Terms and Conditions) International Investment Securities.
Listing	Application will be made by the Issuer for the listing of the Bonds on the Stock Exchange. Sino Land will apply to the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued upon conversion of the Bonds.

CONVERSION SHARES

Based on a conversion price of HK$9.225 per Share (representing a premium of 33 per cent. to a volume weighted average price of the Shares on 19 October 2004, being the trading day immediately prior to the suspension of trading in the Shares, of HK$6.936):

1. the aggregate principal amount of the Bonds of HK$2.0 billion are convertible into approximately 216.8 million new Shares representing approximately 5.03 per cent. of the existing issued share capital of Sino Land and approximately 4.79 per cent. of the issued share capital of Sino Land as enlarged by the issue of the Conversion Shares; and
2. if the Option is exercised in full, the aggregate principal amount of the Bonds of HK$2.5 billion are convertible into approximately 271.0 million new Shares representing approximately 6.29 per cent. of the existing issued share capital of Sino Land and approximately 5.92 per cent. of the issued share capital of Sino Land as enlarged by the issue of the Conversion Shares.

... Change of Control	occurs when: (i) any person or persons (as defined in the Terms and Conditions) acting together, acquires control of Sino Land if such person or persons does not or do not have, and would not be deemed to have, control of Sino Land on the Closing Date; or (ii) Sino Land consolidates with or merges into or sells or transfers all or substantially all of Sino Land's assets to any other person, unless the consolidation, merger, sale or transfer will not result in the other person or persons (as defined in the Terms and Conditions) acquiring control over Sino Land or the successor entity; or (iii) one or more other persons (as defined in the Terms and Conditions) acquires the legal or beneficial ownership of all or substantially all of Sino Land's issued share capital
"Closing Date"	30 November 2004 or such other date as the Issuer and the Manager may agree
"Conversion Shares"	the Shares to be issued upon conversion of the Bonds
"Directors"	directors of Sino Land
"Group"	Sino Land and its subsidiaries and associated companies
"HK$"	Hong Kong dollars, the legal currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issuer"	Getsmart Finance Limited, a wholly-owned subsidiary of Sino Land incorporated under the laws of the British Virgin Islands
"International Investment Securities"	any present or future indebtedness in the form of, or represented by, bonds, debentures, notes or other investment securities (but excluding for the avoidance of doubt, instruments commonly referred to as transferable loan certificates) which are for the time being, or are intended to be or capable of being, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other securities market
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Manager"	J.P. Morgan Securities Ltd.
"Maturity Date"	the fifth anniversary of the Closing Date
"Ng Family"	Ng Teng Fong and companies controlled by him, being the controlling shareholders of TST holding approximately 71.73% of the issued share capital of TST, as at the date of the Subscription Agreement
"Option"	the over-allotment option granted by the Issuer to the Manager, which can be exercised, in whole or in part on one occasion only at any time not more than 30 days from the Closing Date to require the Issuer to issue up to a further HK$500 million aggregate principal amount of the Bonds
"Optional Bonds"	the additional Bonds issued on exercise, in whole or in part, of the Option by the Manager
"Relevant Shares"	the 2,159,734,113 Shares held directly (or through its wholly-owned subsidiaries and nominees) by TST, as at the date of the Subscription Agreement
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of Sino Land
"Sino Land"	Sino Land Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Agreement"	the Subscription Agreement dated 19 October 2004 entered into between Sino Land, the Issuer and the Manager in connection with the issue of the Bonds
"Terms and Conditions"	the terms and conditions of the Bonds scheduled to the Subscription Agreement
"Trust Deed"	the trust deed to be entered into between the Issuer, Sino Land and the trustee to be appointed
"TST"	Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"US Person(s)"	any US person as defined in Regulation S under the United States Securities Act of 1933, as amended

By Order of the Board of
Tsim Sha Tsui Properties Limited
Eric Ip Sai Kwong
Company Secretary

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Company Secretary

The board of the Directors of Tsim Sha Tsui Properties Limited as at the date of this announcement comprises of:

Robert Ng Chee Siong (Chairman, Executive Director)
Raymond Tong Kwok Tung (Executive Director)
Ronald Joseph Arculli (Independent Non-executive Director)
Paul Cheng Ming Fun (Independent Non-executive Director)
Allan Zeman (Independent Non-executive Director)

The board of the Directors of Sino Land Company Limited as at the date of this announcement comprises of:

Robert Ng Chee Siong (Chairman, Executive Director)
Albert Yeung Pak Hin (Executive Director)
Raymond Tong Kwok Tung (Executive Director)
Yu Wai Wai (Executive Director)
Ronald Joseph Arculli (Independent Non-executive Director)
Paul Cheng Ming Fun (Independent Non-executive Director)
Allan Zeman (Independent Non-executive Director)

Hong Kong, 20 October 2004



Tsim Sha Tsui Properties Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 247)



Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

Possible Very Substantial Disposal

Proposed Issue of Convertible Bonds due 30 November 2009

SUMMARY

The Directors announce that on 19 October 2004 Sino Land, the Issuer and the Manager entered into a subscription agreement pursuant to which the Manager has agreed to subscribe for, and procure subscribers for, the Bonds in an aggregate principal amount of HK$2.0 billion. The Bonds are convertible into ordinary shares of HK$1.00 each in the share capital of Sino Land at an initial conversion price of HK$9.225 (subject to adjustment), and the payment obligations of the Issuer will be guaranteed by Sino Land. The Issuer will make an application for the listing of the Bonds on the Stock Exchange.

The Issuer has granted to the Manager an Option which can be exercised, in whole or in part and on one occasion only, at any time not more than 30 days from the Closing Date, to require the Issuer to issue up to a further HK$500 million in aggregate principal amount of the Optional Bonds, on the same terms as, and will rank pari passu with, the Bonds. If the Option is exercised in full, the aggregate principal amount of the Bonds would be HK$2.5 billion.

None of the Bonds will be offered to the public in Hong Kong. None of the Bonds will be placed to any connected persons (as defined in the Listing Rules) of Sino Land or TST or the Ng Family or any of their respective associates.

The Issuer will apply to the Stock Exchange for the listing of, and permission to deal in, the Bonds and Sino Land will apply to the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Bonds.

The estimated net proceeds from the issue of the Bonds amount to approximately HK$1,960 million (assuming the Option is not exercised). The proceeds are currently intended to be used for general corporate purposes of the Group.

The Issuer is a wholly owned subsidiary of Sino Land. Sino Land is owned and controlled as to approximately 50.16% by TST and its wholly owned subsidiaries and is accordingly a subsidiary of TST. Assuming full conversion of the Bonds (including the Optional Bonds issued under the exercise of the Option in full), and based on a conversion price of HK$9.225 per Share, the aggregate shareholding of TST in Sino Land will be reduced from approximately 50.16% to approximately 47.75%. Under Rule 14.29 of the Listing Rules, the allotment of Shares arising upon conversion of the Bonds will be regarded as a deemed disposal of Sino Land by TST whereupon Sino Land will cease to be a subsidiary of TST. Accordingly, it will be a very substantial disposal for TST and the approval of shareholders of TST in general meeting will be required. TST will comply with all the relevant requirements of Chapter 14 of the Listing Rules in consultation with the Stock Exchange in respect of the possible very substantial disposal arising upon the conversion of the Bonds. The Ng Family will undertake to vote in favour of the relevant resolution(s) in the shareholders' meeting, if required, to be held by TST for this purpose. Under the Listing Rules, any vote at such shareholders' meeting must be taken on a poll.

At the request of Sino Land and TST, trading in their shares was suspended with effect from 9:30 a.m. on 20 October 2004 pending publication of this announcement. An application has been made to the Stock Exchange for the resumption of trading in their shares with effect from 9:30 a.m. on 21 October 2004.

INTRODUCTION

The Directors announce that on 19 October 2004 Sino Land and the Issuer entered into the Subscription Agreement with the Manager in connection with the issue and subscription of the Bonds in an aggregate principal amount of HK$2.0 billion plus an option of HK$500 million.

SUBSCRIPTION AGREEMENT

Date: 19 October 2004

Parties: Issuer
The Manager
Sino Land as guarantor

The Manager is the global coordinator and sole bookrunner in respect of the subscription of the Bonds.

Subject to the fulfilment of the conditions in the Subscription Agreement, the Manager has agreed to subscribe for, and procure subscribers for, the Bonds.

None of the Bonds is being offered to the public in Hong Kong and none of the Bonds will be placed to any connected persons (as defined in the Listing Rules) of Sino Land or TST or the Ng Family or any of their respect associates.

The Issuer has granted to the Manager an Option which can be exercised, in whole or in part and on one occasion only, at any time not more than 30 days from the Closing Date, to require the Issuer to issue up to a further HK$500 million in aggregate principal amount of the Optional Bonds, on the same terms as, and will rank pari passu with, the Bonds. If the Option is exercised in full, the aggregate principal amount of the Bonds will be HK$2.5 billion.

CONDITIONS OF THE SUBSCRIPTION AGREEMENT

Completion of the Subscription Agreement is conditional upon, amongst other things:

1. the Stock Exchange granting listing of, and permission to deal in, the Bonds and the Shares to be issued on exercise of the conversion rights attaching to the Bonds; and
2. the approval of the shareholders of TST in general meeting of the transaction contemplated under the Subscription Agreement which may constitute a very substantial disposal arising upon conversion of the Bonds into Shares.

The Manager may waive the condition in item 1 above at its discretion.

Subject to the foregoing and completion of all the conditions precedent in the Subscription Agreement, completion of the subscription of the Bonds shall take place on the Closing Date.

UNDERTAKING

The Conversion Shares will be issued pursuant to the general mandate given to the Directors at the annual general meeting of Sino Land held on 18 November 2003.

USE OF THE PROCEEDS

The estimated net proceeds from the issue of the Bonds amount to approximately HK$1.96 billion (assuming the Option is not exercised). The proceeds from the issue of the Bonds are currently intended to be used for general corporate purposes of the Group.

REASONS FOR AND BENEFITS OF THE ISSUE OF BONDS

The issue of the Bonds will, upon completion, raise immediate net funds for Sino Land of approximately HK$1.96 billion (assuming the Option is not exercised). These funds can be used by the Group for general corporate purposes. This will enhance the financing flexibility of the Group, which the Directors consider to be beneficial to the Group and the shareholders of Sino Land taken as a whole.

POSSIBLE VERY SUBSTANTIAL DISPOSAL FOR TST

Assuming full conversion of the Bonds (including the Optional Bonds issued upon the exercise of the Option in full), and based on a conversion price of HK$9.225 per Share, the aggregate shareholding of TST in Sino Land will be reduced from approximately 50.16% to approximately 47.75%. Under Rule 14.29 of the Listing Rules, the allotment of Shares arising upon conversion of the Bonds will be regarded as a deemed disposal of Sino Land by TST whereupon Sino Land will cease to be a subsidiary of TST. Accordingly, it will be a very substantial disposal for TST and the approval of shareholders of TST in general meeting will be required. TST will comply with all the relevant requirements of Chapter 14 of the Listing Rules in consultation with the Stock Exchange in respect of the possible very substantial disposal arising upon the conversion of the Bonds. The Ng Family will undertake to vote in favour of the relevant resolution(s) in the shareholders' meeting, if required, to be held by TST for this purpose. Under the Listing Rules, any vote at such shareholders' meeting must be taken on a poll.

GENERAL

Sino Land has not carried out any fund raising activity (other than bank financing) in the last 12 months.

TST is the holding company of Sino Land. TST and Sino Land are investment holding companies and their principal businesses include property development and investment, shares investment and dealing, financing and management services.

Assuming full conversion of the Bonds (excluding the Optional Bonds issued under the exercise of the Option in full), there will be a profit on such deemed disposal of Shares by TST of HK$428,324,510 based on the audited net asset value of Sino Land as at 30 June 2004. On the other hand, assuming full conversion of the Bonds (including the Optional Bonds issued under the exercise of the Option in full), there will be a profit on such deemed disposal of Shares by TST of HK$529,065,434 based on the audited net asset value of Sino Land as at 30 June 2004.

At the request of Sino Land and TST, trading in their shares was suspended with effect from 9:30 a.m. on 20 October 2004 pending publication of this announcement. [illegible]